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Partner, PA Consulting Group; World Economic Forum Tech Pioneer,Board Member with California Healthcare Facilities Funding Authority and angel investor, coder

United States · Contact info

500+ connections

PA Consulting

University of the Philippines

Experience

Partner
PA Consulting · Full-time
Jan 2014 - Present · 8 yrs 2 mos
San Francisco Bay Area

Mr. Benjamin is a Partner at PA Consulting working on consumer product innovation with several Fortune 100 firms. Mr Benjamin and 4iNNO was acquired by PA Consulting on June 2019.

The #COVID-19 pandemic is affecting everyone. Discover insights from @PA_Consulting as they support their clients and people through the #coronavirus crisis.
The COVID-19 pandemic is affecting everyone. Discover all our insights as we strive to support our clients and people through these uncertain times.

Board Member
California Health Facilities Financing Authority
Sep 2020 - Present · 1 yr 6 mos
Sacramento, California

The California Health Facilities Financing Authority (CHFFA) was established to be the State's vehicle for providing financial assistance to public and non-profit health care providers through loans, grants and tax-exempt bonds. Since inception, the Authority has issued $42 billion of tax-exempt bonds, grants and loans to support public and non-profit hospitals, mental health facilities and clinics.

Authority Members
Home ->> CHFFA ->> Authority Members Fiona Ma, CPA State Treasurer Background: Ms. Fiona Ma was elected California State Treasurer in November 2018. She previously served as Chair and Vice Chair of the California State Board of Equalization from 2015...

Member, Innovation Advisory Council
World Food Programme (2020 Nobel Peace Prize Winner)
Sep 2019 - Present · 2 yrs 6 mos
Munich, Germany

Providing technical advise and support for the activities of the United Nations' World Food Programme. My advisory service is focused on the use of technology to serve the mission of the WFP.

2015 Technology Pioneer, World Economic Forum
World Economic Forum
Sep 2014 - Present · 7 yrs 6 mos
WEF is headquartered in Geneva, Swizerland

World Economic Forum 2015 Technology Pioneer. The World Economic Forum is best known for its Annual Davos, Switzerland Conference and is dedicated to the betterment and advancement of the entire world. Every year, the WEF names 20 or so Technology Pioneers to join its esteemed members. Membership is possible only by invitation.

Co-founder
Avegant
Sep 2013 - Present · 8 yrs 6 mos
Redwood City, CA

Responsible for development and design of embedded systems software, operating systems and applications for a new generation "connected self" experience device. Together with executive team - responsible for industrial design decisions. Day-to-day operational matters from fund raising, coordination of early stage company needs. Raised $9.4MM round.

+12

See all 15 experiences

Education

University of the Philippines
BA, Communications
Activities and societies: Broadcasting Association